[GRAPHIC OMITTED]Grupo Financiero Galicia

FOR IMMEDIATE RELEASE

For more information contact:

Pablo Firvida
VP Investor Relations
Telefax: (5411) 4343-7528
pfirvida@gfgsa.com
investorelations@gfgsa.com
www.gfgsa.com

           GRUPO FINANCIERO GALICIA S.A. REPORTS FINANCIAL RESULTS FOR
                         THE QUARTER ENDED JUNE 30, 2008

     o (Buenos Aires, Argentina, August 7, 2008) - Grupo Financiero Galicia S.A. ("Grupo Galicia", "GFG") (Buenos Aires Stock Exchange: GGAL /NASDAQ: GGAL) today announced its consolidated financial results for the second quarter of fiscal year 2008, ended June 30, 2008.

Net INCOME for the quarter ended JUNE 30, 2008

     o Net income for the quarter ended June 30, 2008 was Ps. 42.1 million or Ps. 0.034 per share, equivalent to Ps. 0.34 per ADS.

     o This result was mainly attributable to the income derived from our interests in Banco de Galicia y Buenos Aires S.A. ("the Bank") (Ps.
          36.1 million) and in Sudamericana Holding (Ps. 5.5 million) and the deferred tax adjustment (Ps. 5.7 million) which was partially offset by financial expenses and administrative expenses for Ps. 5.8 million.

     o    The Bank recorded a Ps. 38.1 million net income higher than 2Q07's Ps.
          7.7 million. Its adjusted net income, which excludes the amortization of the legal injuctions (amparos) and the adjustment to the valuation of public-sector assets was Ps. 57.5 million higher than 2Q07's Ps.
          42.7 million.

     o The table below shows results per share information, based on Grupo Financiero Galicia's financial statements.

                                                                   In pesos
                                            -----------------------------------------------------
                                              FY 2008       FY 2007        Six months ended at:
                                            -----------   -----------   -------------------------
                                                2Q             2Q
Earnings per Share                           06/30/08       06/30/07      06/30/08     06/30/07
-----------------------------------------   -----------   -----------   -----------   -----------
Total Average Shares (in thousands)           1.241.407     1.241.407     1.241.407     1.241.407
Total Shares Outstanding (in thousands)       1.241.407     1.241.407     1.241.407     1.241.407
 Book Value per Share                             1,396         1,291         1,396         1,291
 Book Value per ADS(*)                           13,960        12,910        13,960        12,910
 Earnings per Share                               0,034         0,010         0,063        (0,004)
 Earnings per ADS(*)                              0,340         0,100         0,630        (0,040)

----------
(*) 1 ADS = 10 ordinary shares

     o Grupo Galicia's net income for the quarter represents an annualized return of 0.86% on average assets and of 9.85% on average shareholders' equity.

                                                                 Percentages
                                            -----------------------------------------------------
                                              FY 2008       FY 2007        Six months ended at:
                                            -----------   -----------   -------------------------
                                                2Q            2Q
Profitability                                06/30/08      06/30/07       06/30/08      06/30/07
-----------------------------------------   -----------   -----------   -----------   -----------
Return on Average Assets (*)                       0,86          0,42          0,81          0,08
Return on Average Shareholders Equity (*)          9,85          3,16          9,26         (0,69)

----------
(*) Annualized.

Net Income BY BUSINESS

     The table below shows a "Net Income by Business" analysis. It includes a breakdown of Grupo Financiero Galicia's results by subsidiary.

     o "Income from stake in Sudamericana Holding" includes the results from our interest in such company for the quarter ended March 31, 2008.

     o "Income from stake in other companies" includes the results from our interests in Net Investment, Galicia Warrants and Galval as of June 30, 2008.

     o The "Deferred tax Adjustment" shows the income tax charge determined by Banco Galicia's subsidiaries in accordance with the deferred tax method. This adjustment was not made in Banco Galicia's financial statements because Argentine Central Bank's regulations do not contemplate the application of the deferred tax method.

     o "Other income GFG" mainly includes the administrative expenses and the financial expenses.

                                                                               In millions of pesos
                                                              -----------------------------------------------------
                                                                       FY 2008                Six month ended at
                                                              -------------------------   -------------------------
Net Income by Business                                           2nd. Q        1st. Q      06/30/08       06/30/07
-----------------------------------------------------------   -----------   -----------   -----------   -----------
Income from stake in Banco Galicia (94.66%)                          36,1          36,6          72,7         (26,7)
Income from stake in Sudamericana Holding (87.5%)                     5,5           4,1           9,6           7,5
Income from stake in other companies                                  0,6          (0,1)          0,4           0,3
Adjustment result by deferred tax in subsidiary companies             5,7           3,3           9,0           5,7
Other Income (expenses) GFG                                          (5,8)         (7,7)        (13,5)         12,7
Income tax                                                            0,0           0,0           0,0          (5,0)
Net Income for the period                                            42,1          36,2          78,2          (5,5)

CONFERENCE CALL

On Monday, August 11, 2008, at 11:00 A.M. Eastern Standard Time (12:00 A.M. Buenos Aires Time), GFG will host a conference call to review this results.

The call-in number is: (719) 325-4801

If you are unable to participate in the call, a replay will be available from Monday, August 11, 2008, at 2:00 P.M. Eastern Standard Time until Friday, August, 15, 2008, at 12:00 P.M. Eastern Standard Time dialing (719) 457-0820, pass code: 4687900

--------------------------------------------------------------------------------
This report is a summary analysis of the Grupo Galicia's financial condition and results of operations as of and for the period indicated. For a correct interpretation, this report must be read in conjunction with Banco Galicia's press release (www.bancogalicia.com.ar) and GFG's financial statements, as well as with all other material periodically filed with the Comision Nacional de Valores (www.cnv.gov.ar), Securities and Exchange Commission (www.sec.gov), Bolsa de Comercio de Buenos Aires (www.bolsar.com.ar), Bolsa de Comercio de Cordoba and Nasdaq (www.nasdaq.com).
Readers of this report must note that this is a translation made from an original version written and expressed in Spanish. Therefore, any matters of interpretation should be referred to the original version in Spanish.
--------------------------------------------------------------------------------

Grupo Financiero Galicia S.A

SELECTED FINANCIAL INFORMATION - CONSOLIDATED DATA (*)

                                                                                In millions of pesos
                                                           --------------------------------------------------------------
                                                            06/30/08     03/31/08     12/31/07     09/30/07     06/30/07
                                                           ----------   ----------   ----------   ----------   ----------
CASH AND DUE FROM BANKS                                       3.039,9      2.697,5      2.960,0      2.625,5      2.057,8
GOVERNMENT AND CORPORATE SECURITIES                           1.220,5      1.816,3      1.694,0      2.238,7      3.571,2

LOANS                                                        11.931,5     12.150,7     11.601,0     10.929,6      9.910,9
OTHER RECEIVABLES RESULTING FROM FINANCIAL
 BROKERAGE                                                    3.840,2      3.997,9      3.597,0      3.198,6      3.378,5
EQUITY IN OTHER COMPANIES                                        43,7         45,7         43,8         43,7         42,2
BANK PREMISES AND EQUIPMENT, MISCELLANEOUS
 AND INTANGIBLE ASSETS                                        1.397,8      1.339,6      1.304,0      1.255,2      1.250,5
OTHER ASSETS                                                  1.784,3      1.684,7      1.628,9      1.477,9      1.065,2
TOTAL ASSETS                                                 23.257,9     23.732,4     22.828,7     21.769,2     21.276,3

DEPOSITS                                                     13.087,5     13.873,5     13.165,6     12.748,3     12.438,8
  - Non-Financial Government Sector                             206,4        161,4        193,9        207,7        202,7
  - Financial Sector                                            166,9        165,3        167,2        159,5        156,1
  - Non-Financial Private Sector and Residents Abroad        12.714,2     13.546,8     12.804,5     12.381,1     12.080,0
      - Current Accounts                                      2.841,2      2.983,1      2.629,9      2.465,7      2.439,2
      - Savings Accounts                                      3.261,9      3.181,6      3.229,0      3.014,8      2.816,8
      - Time Deposits                                         6.191,3      6.960,1      6.543,9      6.467,2      6.433,8
      - Other                                                   316,4        321,6        291,3        306,4        238,2
      - Accrued interest and quotation diferences payable       103,4        100,4        110,4        127,0        152,0

OTHER BANKS AND INTERNATIONAL ENTITIES                        1.395,0      1.080,3        930,4        865,1        361,7
NEGOTIABLE OBLIGATIONS                                        2.825,1      2.945,9      3.045,5      3.229,6      3.686,4
OTHER LIABILITIES                                             3.991,4      3.917,2      3.815,1      3.120,0      3.011,2
MINORITY INTERESTS                                              226,1        224,8        217,6        196,3        175,3
TOTAL LIABILITIES                                            21.525,1     22.041,7     21.174,2     20.159,3     19.673,4
SHAREHOLDERS' EQUITY                                          1.732,8      1.690,7      1.654,5      1.609,9      1.602,9

INFLATION AND EXCHANGE RATE
Retail Price Index (%)(**)                                       2,04         2,55         2,48         1,90         1,61
Wholesale Price Index (%)(**)                                    3,37         2,86         2,62         4,11         5,32
C.E.R. (%)(**)                                                   2,52         2,42         2,30         1,50         1,91
Exchange Rate ($/U$S)(***)                                     3,0242       3,1653       3,1510       3,1495       3,0908

----------
(*)  Grupo Financiero Galicia S.A., consolidated with subsidiary companies
     (Art.33 - Law 19550).
(**) Variation within the quarter.
(***)Last working day of the quarter. Source B.C.R.A. - Comunique "A" 3500 -
     Reference Exchange Rate

Grupo Financiero Galicia S.A

SELECTED FINANCIAL INFORMATION - CONSOLIDATED DATA (*)

                                                                                In   millions of pesos
                                                           ---------------------------------------------------------------
Quarter ended:                                              06/30/08     03/31/08     12/31/07     09/30/07     06/30/07
--------------------------------------------------------   -----------  -----------  -----------  -----------  -----------
FINANCIAL INCOME                                                 650,7        589,2        550,7        518,4        451,8
  - Interest on Cash and Due From Bank                             2,1          4,0          5,1          4,1          2,0
  - Interest on Loans to the Financial Sector                      0,7          0,4          0,3          0,5          0,2
  - Interest on Overdrafts                                        40,8         36,4         34,4         32,1         25,1
  - Interest on Notes                                            101,3        104,2         97,3         75,7         61,4
  - Interest on Mortgage Loans                                    30,9         30,2         29,6         26,0         22,2
  - Interest on Pladge Loans                                       3,6          3,4          3,7          3,4          2,8
  - Interest on Credit Card loans                                161,1        139,4        127,6        111,9        101,6
  - Interest on Other Loans                                       78,2         70,8         63,3         56,6         42,7
  - Net Income from Government and Corporate Securities           64,8         75,1         57,4         81,5         66,9
  - On Other Receivables Resulting from Financial
     Brokerage                                                     8,9          8,9          9,7          8,8          7,4
  - Net Income from Guaranteed Loans-Decree 1387/01               15,5         14,3         13,8         15,5         20,1
  - Adjustment by application of adjusting index                  39,4         39,7         47,6         22,5         45,2
  - Quotations Differences on Gold and Foreign Currency           73,8         22,7         29,5         23,2         22,8
  - Other                                                         29,6         39,7         31,4         56,6         31,4

FINANCIAL EXPENSES                                               357,4        334,8        338,5        290,7        263,0
  - Interest on Demand Accounts Deposits                           4,7          4,6          4,7          3,6          4,0
  - Interest on Saving Accounts Deposits                           0,9          0,9          0,8          0,8          1,5
  - Interest on Time Deposits                                    153,6        166,7        156,6        130,9        119,0
  - Interest on Interbank Loans Received (Call Money
     Loans)                                                        2,0          0,1          0,7          1,5          0,8
  - Interest on Loans from Financial Sector                        0,2          0,3          0,4          0,5          0,5
  - For other Liabilities resulting from Financial
     Brokerage                                                    73,6         73,7         74,4         78,9         68,9
  - Interest on Subordinated Negotiable Obligations               24,4         24,9         24,2         24,1         23,2
  - Other interest                                                 0,9          1,1          1,1          1,1          1,3
  - Adjustment by application of adjusting index                   3,2          4,5          7,7          7,8          8,2
  - Contributions to the Deposit Insurance Fund                    6,0          5,7          5,5          5,3          5,0
  - Other                                                         87,9         52,3         62,4         36,2         30,6

GROSS BROKERAGE MARGIN                                           293,3        254,4        212,2        227,7        188,8
PROVISIONS FOR LOAN LOSSES                                        94,0         85,2         96,6         72,7         36,8
INCOME FROM SERVICES, NET                                        293,6        264,3        251,4        241,3        220,4

ADMINISTRATIVE EXPENSES                                          446,9        382,4        366,5        339,3        304,3
  - Personnel Expenses                                           239,7        211,2        191,0        174,7        160,7
  - Directors' and Syndics' Fees                                   2,1          1,9          1,6          1,6          1,6
  - Other Fees                                                    13,9         12,2         12,7         12,6          9,6
  - Advertising and Publicity                                     41,9         25,3         33,2         29,5         26,9
  - Taxes                                                         26,0         21,4         21,7         20,4         14,7
  - Depreciation of Premises and Equipment                        15,1         15,4         14,5         13,3         12,0
  - Amortization of Organization and Development
     Expenses                                                      9,1          8,0          8,6          9,2          8,8
  - Other Operating Expenses                                      62,2         56,3         52,3         49,6         45,5
  - Other                                                         36,9         30,7         30,9         28,4         24,5

MINORITY INTEREST                                                 (8,5)        (7,2)        (9,0)        (9,4)        (9,4)
INCOME FROM EQUITY INVESTMENTS                                     0,0          1,5          0,1          1,4          0,1
NET OTHER INCOME                                                  20,6          8,7         69,7       (21,4)       (29,5)
INCOME TAX                                                        16,0         17,9         16,7         20,7         16,7
NET INCOME                                                        42,1         36,2         44,6          6,9         12,6

----------
(*) Grupo Financiero Galicia, consolidated with subsidiary companies
    (Art. 33 - Law 19550).